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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 24, 2003

JSG FUNDING PLC
(formerly known as MDP Acquisitions plc)
(Translation of registrant's name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

JSG Funding plc
(formerly known as MDP Acquisitions plc)

Quarterly Report

Quarter Ended September 30, 2003

JSG Funding plc
(formerly known as MDP Acquisitions plc)

Summary Group Profit and Loss Account

	JSG Funding 3 months to Sep 30 2003 €000	JSG Funding/JSG * 3 months to Sep 30 2002 €000	JSG Funding 9 months to Sep 30 2003 €000	JSG Funding/JSG * 9 months to Sep 30 2002 €000
	Unaudited	Unaudited	Unaudited	Unaudited
Turnover
Continuing Operations	996,937	1,056,135	3,112,835	3,098,229
Acquisitions	180,117	—	355,376	—
Disposals	—	125,523	104,355	446,859

	1,177,054	1,181,658	3,572,566	3,545,088
Cost of sales	845,067	865,546	2,578,870	2,569,776

Gross profit	331,987	316,112	993,696	975,312
Net operating expenses	263,282	234,552	742,968	735,266
Reorganization and restructuring costs	3,164	1,844	8,510	15,413

Operating profit subsidiaries
Continuing Operations	53,607	72,805	207,702	202,828
Acquisitions	11,934	—	26,890	—
Disposals	—	6,911	7,626	21,805

	65,541	79,716	242,218	224,633
Share of associates' operating profit	2,877	32,152	9,531	118,952
Share of associates' restructuring costs	—	(3,411)	—	(7,541)

Total operating profit	68,418	108,457	251,749	336,044

Profit on sale of assets and businesses	5,560	—	5,560	20,440
Group net interest	(74,282)	(25,794)	(224,881)	(66,817)
Share of associates' net interest	(373)	(15,787)	(1,724)	(74,539)

Total net interest	(74,655)	(41,581)	(226,605)	(141,356)

(Loss)/profit before taxation	(677)	66,876	30,704	215,128
Taxation
Group	11,903	25,357	51,633	69,898
Share of associates	788	5,124	1,817	17,361

	12,691	30,481	53,450	87,259

(Loss)/profit after taxation	(13,368)	36,395	(22,746)	127,869
Equity minority interests	3,753	5,247	13,053	22,506

(Loss)/profit for the financial period	€(17,121)	€31,148	€(35,799)	€105,363

*
For comparison purposes, the financial results of Jefferson Smurfit Group plc and subsidiary companies (JSG) for the periods prior to its acquisition on September 3, 2002 have been combined with those of JSG Funding plc for periods following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

JSG Funding plc
(formerly known as MDP Acquisitions plc)

Summary Group Balance Sheet

	Sep 30 2003 €000	Sep 30 2002 €000	Dec 31 2002 €000
	Unaudited	Unaudited	Audited
Assets Employed
Fixed Assets
Intangible assets	1,631,964	1,204,819	1,543,545
Tangible assets	2,311,491	2,278,214	2,214,254
Amounts due by fellow subsidiaries (newcos)	267,804	190,883	240,856
Amounts due by parent	3,579	—	3,579
Financial assets	92,476	177,833	165,243

	4,307,314	3,851,749	4,167,477

Current Assets
Stocks	494,517	499,735	470,207
Debtors	1,014,689	1,107,035	1,016,181
Amounts due by fellow subsidiaries (newcos)	—	—	4,412
Cash at bank and in hand	162,367	101,183	184,331

	1,671,573	1,707,953	1,675,131
Creditors (amounts falling due within one year)	1,226,354	1,275,350	1,259,583

Net current assets	445,219	432,603	415,548

Total assets less current liabilities	€4,752,533	€4,284,352	€4,583,025

Financed by
Creditors (amounts falling due after more than one year)	3,060,542	2,988,560	3,027,384
Government grants	34,176	12,915	12,043
Provisions for liabilities and charges	553,693	373,153	377,183
Pension liabilities (net of deferred tax)	88,792	—	140,366

	3,737,203	3,374,628	3,556,976

Capital and Reserves
Called up share capital	40	40	40
Other reserves	916,541	734,086	871,798
Profit and loss account	(20,347)	9,933	6,261

Group shareholders' funds (equity interests)	896,234	744,059	878,099
Minority interests (equity interests)	119,096	165,665	147,950

	1,015,330	909,724	1,026,049

	€4,752,533	€4,284,352	€4,583,025

JSG Funding plc
(formerly known as MDP Acquisitions plc)

Statement of Total Recognized Gains and Losses

	JSG Funding 9 months to Sep 30 2003 €000	JSG Funding/JSG* 9 months to Sep 30 2002 €000
	Unaudited	Unaudited
(Loss)/profit for the period attributable to ordinary shareholders
—Group	(40,195)	93,097
—Associates	4,396	12,266

	(35,799)	105,363

Translation adjustments on foreign currency net investments
—Group	44,743	(141,972)

Actuarial gain recognized in retirement benefits schemes	9,191	—

Total recognized gains and losses relating to the financial period
—Group	13,739	(48,875)
—Associates	4,396	12,266

	€18,135	€(36,609)

Reconciliation of Movements in Shareholders' Funds

JSG Funding 9 Months to Sep 30 2003 €000
Unaudited
At beginning of period	878,099
(Loss) for the period	(35,799)
Actuarial gain recognized in retirement benefit schemes	9,191
Translation adjustments on foreign currency net investments	44,743

At end of period	€896,234

*
For comparison purposes, the financial results of Jefferson Smurfit Group plc and subsidiary companies (JSG) for the periods prior to its acquisition on September 3, 2002 have been combined with those of JSG Funding plc for periods following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

JSG Funding plc
(formerly known as MDP Acquisitions plc)

Segmental Analyses

Sales—third party

	JSG Funding 3 months to Sep 30 2003 €000	JSG Funding/JSG * 3 months to Sep 30 2002 €000	JSG Funding 9 months to Sep 30 2003 €000	JSG Funding/JSG * 9 months to Sep 30 2002 €000
Packaging	761,660	641,197	2,205,938	1,911,220
Specialities	245,571	240,471	754,912	604,198

Europe	1,007,231	881,668	2,960,850	2,515,418
United States and Canada	—	125,523	104,355	446,859
Latin America	169,823	174,467	507,361	582,811

	€1,177,054	€1,181,658	€3,572,566	€3,545,088

Associates' third party sales	€22,730	€1,560,986	€149,400	€6,304,001

Share of associates' third party sales	€6,746	€466,405	€57,370	€1,880,007

*
For comparison purposes, the financial results of Jefferson Smurfit Group plc and subsidiary companies (JSG) for the periods prior to its acquisition on September 3, 2002 have been combined with those of JSG Funding plc for periods following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

JSG Funding plc
(formerly known as MDP Acquisitions plc)

Segmental Analyses

Profits

	JSG Funding 3 months to Sep 30 2003 €000	JSG Funding/JSG * 3 months to Sep 30 2002 €000	JSG Funding 9 months to Sep 30 2003 €000	JSG Funding/JSG * 9 months to Sep 30 2002 €000
Packaging	43,976	51,768	160,002	147,917
Specialities	22,933	16,524	73,327	44,634
Associates	2,111	3,836	7,241	19,241

Europe	69,020	72,128	240,570	211,792

Packaging	—	6,082	7,775	20,578
Associates	—	25,534	—	92,408

United States and Canada	—	31,616	7,775	112,986

Packaging	20,833	19,724	61,751	67,888
Associates	134	1,095	88	3,905

Latin America	20,967	20,819	61,839	71,793

Asia (Associates)	632	1,687	2,202	3,398

Unallocated central costs	(7,367)	(9,782)	(19,230)	(33,771)

Profit before unallocated goodwill, interest, exceptional items and taxation	83,252	116,468	293,156	366,198
Unallocated goodwill	(11,670)	(2,756)	(32,897)	(7,200)
Group net interest	(74,282)	(25,794)	(224,881)	(66,817)
Share of associates' net interest	(373)	(15,787)	(1,724)	(74,539)

(Loss)/profit before exceptional items	(3,073)	72,131	33,654	217,642
Reorganization and restructuring costs	(3,164)	(1,844)	(8,510)	(15,413)
Profit on sale of assets and businesses	5,560	—	5,560	20,440
Share of associates' exceptional costs	—	(3,411)	—	(7,541)

(Loss)/profit before taxation	€(677)	€66,876	€30,704	€215,128

*
For comparison purposes, the financial results of Jefferson Smurfit Group plc and subsidiary companies (JSG) for the periods prior to its acquisition on September 3, 2002 have been combined with those of JSG Funding plc for periods following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

JSG Funding plc
(formerly known as MDP Acquisitions plc)

1.     Basis Of Presentation

        The following name changes took place in June 2003:

Old Name	Current Name
MDCP Acquisitions Ltd (parent)	Jefferson Smurfit Group Ltd
MDP Acquisitions plc (issuer)	JSG Funding plc
MDCP Acquisitions I (purchaser)	JSG Acquisitions
Jefferson Smurfit Group Ltd (JSG)	Smurfit Packaging Corporation Ltd

        On July 5, 2002, purchaser, a wholly-owned subsidiary of issuer, commenced a public tender offer (the offer) for all of the issued and to be issued share capital of JSG. On September 3, 2002, purchaser declared the offer unconditional in all respects. Purchaser subsequently acquired all of the ordinary shares, completing the acquisition in October 2002.

        At the time the offer was declared unconditional, JSG distributed to its shareholders by way of a share capital reduction its 29.3% interest in Smurfit-Stone Container Corporation ("SSCC"). We refer to that distribution as the "spin-off". In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were or will be transferred to newly formed, wholly owned subsidiaries of parent, which we collectively refer to as the "newcos", in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which is non-recourse to issuer. The newcos then loaned the proceeds to parent, and parent used them to make a capital contribution to issuer. Issuer in turn made a capital contribution to purchaser.

        The funding required to purchase all of the outstanding equity interests of JSG, to refinance certain existing indebtedness of JSG and to pay related fees and expenses was approximately €3,510 million. These cash costs were financed as follows:

  •
  approximately €857 million of cash equity contributed by parent, which we refer to as the "equity contribution." The equity contribution was comprised of the following:

  •
  the investment by Madison Dearborn Partners LLC and its affiliates, certain other co-investors and certain members of management in ordinary shares of parent and related capital contributions of approximately €732 million in cash, and

  •
  a capital contribution by parent of €125 million in cash, which funds were provided by the newcos to parent in the form of an intercompany loan;

  •
  proceeds from the issuance and sale of 250,000 units, which we refer to as the "units", consisting of €100 million and $150 million aggregate principal amount of 15 1/2% subordinated notes due 2013, which we refer to as the "PIK notes", and warrants to purchase parent's ordinary shares;

  •
  proceeds from the issuance and sale of senior notes due 2012; and

  •
  borrowing by purchaser under a new senior credit facility

        In addition, approximately €637 million of existing borrowing of JSG was left outstanding. This amount was comprised of amounts outstanding under our 6.75% notes due 2005 and 7.50% debentures due 2025, certain local bank borrowing, capital lease obligations, funded debt in Latin America and bank overdrafts.

        On March 31, 2003 the Group completed the acquisition of SSCC's European packaging assets. In this transaction which we refer to as the "asset swap", issuer exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million for SSCC's assets. The cash consideration for the transaction was financed by US$205 million of 9?% senior notes due 2012 issued in February 2003.

        Issuer's consolidated financial statements as of September 30, 2003 and September 30, 2002 and for the period from September 3 to September 30, 2002, and JSG's financial statements for the period from January 1, 2002 to September 2, 2002, are unaudited but include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of such financial statements. The financial statements of issuer and JSG have each been prepared in accordance with generally accepted accounting principles in Ireland (Irish GAAP). To provide a basis for comparison of the current operating results of issuer, we have combined the historical financial results of JSG and issuer for the same period in the prior year. The financial statements do not constitute full accounts as defined by the Companies (Amendment) Act 1986. Full accounts for parent for the period June 12, 2002 to December 31, 2002 were filed with the Irish Registrar of Companies.

        Irish GAAP differs in certain significant respects from U.S. GAAP. A detailed discussion of those differences from an historical perspective is included in note 37 to issuer's audited consolidated financial statements for the period June 12, 2002 to December 31, 2002, which have been filed with the U.S. Securities and Exchange Commission. In addition, issuer's debt and shareholders' equity under U.S. GAAP would reflect the consolidation of the newcos with issuer for financial reporting purposes. Neither issuer nor any of its subsidiaries have any repayment obligations relating to the €125 million of newcos facility, which is recourse only to the assets of the newcos.

        Under Irish GAAP fair value exercises should be completed as soon as practicable after the date of acquisition with the final fair value adjustments incorporated in the financial statements for the first full financial year following the acquisition. The fair value exercise relating to the acquisition of JSG by purchaser will be completed in the fourth quarter of 2003. The significant adjustments expected were in respect of the fair value of land and buildings, property, plant and equipment and post retirement benefits. As of December 31, 2002 we had booked preliminary fair value adjustments in relation to forestry and post retirement benefits. The post retirement benefits adjustment has been substantially finalized and resulted in an increase in deferred liabilities of approximately €243 million at the date of acquisition. These adjustments are reflected in the third quarter balance sheet. During 2003 we have completed the exercise in relation to land and buildings. This has resulted in a reduction in goodwill of €135 million. The main outstanding item is the appraisal of plant and equipment, which is currently being finalized. We expect that this will result in an increase in fixed asset values which will further reduce goodwill.

        The fair value exercise relating to the acquisition of SSCC's European packaging assets is in progress. The significant adjustments expected were in respect of the fair value of land and buildings, property, plant and equipment and post retirement benefits. The actuarial valuations of the various pension-type funds have been substantially finalized and resulted in an increase in deferred liabilities of approximately €44 million at the date of acquisition. During 2003 we have completed the exercise in relation to land and buildings. This has resulted in a reduction in goodwill of €33 million. The main outstanding item is the appraisal of plant and equipment, which is currently being finalized. We expect that this will result in an increase in fixed asset values which will further reduce goodwill. The assets swap resulted in a net increase in goodwill of €175 million.

        The financial statements include the acquisition of Munksjö by JSG with effect from March 31, 2002, the effect of the asset swap from March 31, 2003 and the acquisition of Papelera Navarra from June 2003.

        Operating results for the first nine months of 2003 are not necessarily indicative of the results that may be expected in future periods.

2.     Summary Of Accounting Policies

        These financial statements should be read in conjunction with issuers consolidated financial statements for the year ended December 31, 2002 included in Form F-4 filed with the Securities and Exchange Commission. Also refer to Critical Accounting Policies contained elsewhere within this document.

Turnover and revenue recognition

        Turnover (net sales) consists of sales to third parties after trade discounts and excludes sales taxes. Revenue is recognized at the time products are delivered or services rendered to external customers.

Use of estimates

        The preparation of financial statements in conformity with Irish GAAP and Irish law requires the directors to select appropriate accounting policies, to apply them consistently and to make judgements and estimates that are reasonable and prudent. These estimates and judgements affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3.     Employee Pension Plans—Defined Benefit Cost

        The following table sets out the components of the defined benefit cost for the period from January 1, 2003 to September 30, 2003:

Analysis of amount charged in arriving at operating income

	3 Months to Sep 30 2003 €000	9 Months to Sep 30 2003 €000
Current service cost	9,064	26,996
Past service cost	—	600
Expected return on pension scheme assets	(9,205)	(30,006)
Interest cost on pension scheme liabilities	13,158	41,209

	€13,017	€38,799

        Included in cost of sales and net operating expense is a total defined benefit pension expense for the three months to September 30, 2003 of €13,017,000. If this charge was presented in accordance with FRS 17—Retirement Benefits, Cost of sales and Net operating expenses would include a charge of €9,064,000 and the remaining €3,953,000 would be shown as "Other financial expense' following "Total net interest' on the face of the profit and loss account. This presentation would increase total operating profit by €3,953,000.

        Included in cost of sales and net operating expense is a total defined benefit pension expense for the nine months to September 30, 2003 of €38,799,000. If this charge was presented in accordance with FRS 17—Retirement Benefits, Cost of sales and Net operating expenses would include a charge of €27,596,000 and the remaining €11,203,000 would be shown as "Other financial expense' following "Total net interest' on the face of the profit and loss account. This presentation would increase total operating profit by €11,203,000.

4.     Analysis Of Net Debt

	JSG Funding Sep 30 2003 €000	JSG Funding Sep 30 2002 €000
Senior credit facility:
Revolving credit facility (1)—interest at relevant interbank rate + 2.25%	—	15,000
Tranche A Term loan (2a)—interest at relevant interbank rate + 2.25%	545,981	357,896
Tranche B Term loan (2b)—interest at relevant interbank rate + 2.75%	469,178	214,165
Tranche C Term loan (2c)—interest at relevant interbank rate + 3.25%	469,178	214,165
Yankee bonds (including accrued interest) (3)	425,675	396,438
Evergreen facilities (4)	—	60,000
Syndicated facility (5)	—	299,189
U.S. private placement (6)	—	464,480
U.K. private placement (7)	—	47,657
Bank loans and overdrafts (net of cash)	(36,467)	220,477

Total subsidiary debt	1,873,545	2,289,467
2012 Bonds (including accrued interest) (8)	1,011,899	902,738

Total senior debt	2,885,444	3,192,205
PIK units (including accrued interest) (9)	259,469	—

Net debt	3,144,913	3,192,205
Finance leases	30,742	24,247

Net debt including finance leases	€3,175,655	€3,216,452

(1)
Revolving credit facility of €425 million (available under the senior credit facility) to be repaid in full in 2009.

(2a)
Term Loan A due to be repaid in certain installments up to 2009.

(2b)
Term Loan B due to be repaid in full in 2010.

(2c)
Term Loan C due to be repaid in full in 2011.

(3)
6 3/4% senior notes due 2005 of $234 million and 7 1/2% senior debentures due 2025 of $292.3 million.

(4)
The drawings on the FRF1 billion Evergreen Facilities were refinanced and the facilities cancelled in October 2002.

(4)
The drawings on the €800 million Syndicated Loan were refinanced and the facility cancelled in October 2002.

(6)
6.97% senior series B notes due 2003 of $220 million, 7.1% senior series C notes due 2005 of $199 million and 7.28% senior series D notes due 2008 of $43 million. The notes were refinanced in October 2002.

(7)
9.71% senior series notes due 2004 of GBP£30 million. The notes were refinanced in October 2002.

(8)
10 1/8% senior notes due 2012 of €350 million and 9 5/8% senior notes due 2012 of $750 million.

(9)
100,000 € units of 15 1/2% subordinated notes due 2013 and 150,000 US$units of 15 1/2% subordinated notes due 2013.

        In the second quarter of 2003 issuer offered to exchange all of the existing Senior Notes due 2012 and Subordinated Notes due 2013 for new notes. The new notes are substantially identical securities to the existing notes but are registered under the U.S. Securities Act of 1933. The existing notes were not so registered. The majority of the note holders accepted these offers. The following table summarises the outstanding aggregate principal amounts by currency on each class of notes before and after the completion of the exchange offers.

	Before exchange 000's	After exchange 000's
New 10 1/8% Senior Notes due 2012	—	€349,494
Existing 10 1/8% Senior Notes due 2012	€350,000	€506
New 9 5/8% Senior Notes due 2012	—	$750,000
Existing 9 5/8% Senior Notes due 2012	$750,000	—
New USD 15 1/2% Subordinated Notes due 2013	—	$150,483
Existing USD 15 1/2% Subordinated Notes due 2013	$161,783	$11,300
New EUR 15 1/2% Subordinated Notes due 2013	—	€107,855
Existing EUR 15 1/2% Subordinated Notes due 2013	€107,855	—

        In the analysis of debt above, to aid comparability, the Senior Notes and accrued interest are shown under the heading "2012 Bonds (including accrued interest)" and the Subordinated Notes are shown under the heading "PIK units (including accrued interest)".

5.     Stockholders' Equity

        The equity of issuer is mainly represented by cash paid by parent in respect of the issue of 40,000 ordinary shares of €1 each at par and a capital contribution of €731,960,000. Certain members of management were given the right to subscribe cash for convertible shares of parent (the "Unvested Convertible Equity') at nominal value. Subject to the terms and conditions of the Management Participation Agreement, the Unvested Convertible Equity will, upon vesting, be convertible into ordinary shares of parent upon payment in cash of a further amount equal to the fair market value of an ordinary share on the date of grant, which in the case of the initially allocated Unvested Convertible Equity is equal to the subscription price plus capital contributions per ordinary share paid by Madison Dearborn Partners LLC and affiliates prior to the offer becoming or being declared unconditional, less the nominal subscription price previously paid by such holder. The ordinary shares into which Unvested Convertible Equity can, subject to vesting, be converted will represent approximately 10 per cent. of parent's outstanding ordinary shares.

        Pursuant to the terms of the Management Participation Agreement, the Unvested Convertible Equity will vest as follows:

  •
  Time vesting.    40 per cent. of the Unvested Convertible Equity will vest in three equal tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by parent or any of its subsidiaries on the relevant date.

  •
  Performance vesting.    40 per cent. of the Unvested Convertible Equity will vest in one, two or three tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by parent as of such date, subject to the attainment as of each such date of specified performance criteria, which criteria will be cumulative, such that attainment of criteria with respect to any of the foregoing dates will trigger vesting in respect of all previous such dates. The performance criteria will be based on the achievement of a valuation of parent measured by notional return on investment achieved by MDP from the date of its investments in parent, calculated by reference to the price paid for parent and expressed as a compounded percentage rate per annum.

  •
  Time/performance vesting.    20 per cent. of the Unvested Convertible Equity will vest on December 31, 2007 if return on investment of 30 per cent. or more is achieved up to such date, provided the holder remains actively employed by parent or any of its subsidiaries on the relevant date.

  •
  Early vesting.    The board of directors of parent will have discretion as to early vesting in certain circumstances.

        The Unvested Convertible Equity will vest immediately upon the closing of an initial public offering of parent's equity. However, the convertible shares are subject to certain contractual restrictions on transfer following their acquisition upon exercise of the underlying convertible equity. At September 30, 2003, 8,237,895 convertible shares had been issued.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations.

Overview

        This report covers the results of JSG Funding plc (issuer), formerly known as MDP Acquisitions plc, the indirect owner of Smurfit Packaging Corporation Ltd., together with its subsidiaries, comprising primarily the continuing operations of JSG. These entities, which exclude the newcos, are collectively referred to as "Group". Allowing for the acquisition of Munksjö in 2002, the asset swap and the transfer of assets such as the Pomona mill to the newcos, the operating results of our subsidiary operations for the nine months are broadly comparable to those of JSG for the corresponding period in 2002.

        The reported results reflect the acquisition of JSG in September 2002 and, accordingly, the nine months to September 2002 include one month under our new structure. The cash flow statements for 2002 and for the third quarter in particular are dominated by the financing and investment cash movements relating to the acquisition. Following the acquisition, the profitability of the Group has been fundamentally different as a result of the significantly higher net interest cost and the absence of SSCC.

        The following name changes took place in June 2003:

Old Name	Current Name
MDCP Acquisitions Ltd (parent)	Jefferson Smurfit Group Ltd
MDP Acquisitions plc (issuer)	JSG Funding plc
MDCP Acquisitions I (purchaser)	JSG Acquisitions
Jefferson Smurfit Group Ltd (JSG)	Smurfit Packaging Corporation Ltd

General

        The principal factor affecting the demand for our products, both globally and regionally, is the general level of economic growth and activity. Since the markets for paper-based packaging products in the developed world are generally mature, there is a close correlation between economic growth and demand for packaging products such as corrugated containers and their component materials, including containerboard. Accordingly, demand is adversely affected by an economic slowdown.

        Historically, the market for containerboard has been highly cyclical. This cyclicality arises, in part, from the capital intensity of facilities such as paper mills, which generally result in continued production as long as prices are sufficient to cover marginal costs, the long lead time between the planning and commissioning of a new mill, the commodity-like nature of containerboard and substantial price competition. Consequently, the industry has from time to time experienced intermittent periods of substantial overcapacity.

        The paperboard and paper-based packaging products industries are highly competitive, and no single company is dominant. The industry is comprised of large, vertically integrated paperboard and packaging products companies and numerous smaller companies. The industry is particularly sensitive to price fluctuations as well as other factors.

        Recycled wastepaper prices, primarily old corrugated containers (OCC), increased strongly in the second quarter of 2002 prompting an increase in the paper prices charged by our mills. Price increases were announced in Europe for containerboard (one for kraftliner and two for recycled grades) and, consequently, for corrugated containers. Recycled wastepaper prices eased, however, in September and October leading to the erosion of the second containerboard increase. Markets were generally weak in the first half of 2003. Pressure from rising wastepaper costs in the first quarter led to the announcement of selling price increases for recycled containerboard. However, these price increases were eroded in the second and third quarters.

        Reflecting the trends in pricing in the two years, average selling prices in Europe for the six months to June were still slightly higher than in the first half of 2002. By the end of June, however, pricing had dropped below 2002 levels, declining further in the third quarter. Accordingly, for the nine months to September 2003 average prices were lower than in the corresponding period in 2002 with a relatively larger decline in containerboard than in corrugated. A price increase of €20 to €30 per tonne for recycled containerboard was implemented from October 1 by the leading European producers. Kraftliner prices remained relatively stable during the first half of the year but fell by €20 per tonne in the third quarter.

Results of operations

Third quarter 2003 compared to third quarter 2002

        Net sales from continuing operations of €997 million for the third quarter of 2003 decreased by approximately 6% compared to 2002 reflecting weak demand and difficult trading conditions in many of our markets. Including the effect of acquisitions and disposals, principally the asset swap, net sales for the third quarter amounted to €1,177 million, €5 million (0.4%) lower than in 2002. While the asset swap boosted net sales, this was offset by the impact of the relative strengthening of the euro against the dollar in 2003.

        Excluding the impact of the asset swap, overall volumes in our European operations were marginally higher than in 2002. However, the impact of weaker selling prices for containerboard and corrugated containers more than offset the effect of increased volumes. In Latin America, overall volumes were the same as in 2002 although the situation varied from country to country with market conditions particularly weak in Mexico. Corrugated container prices were generally higher in the third quarter of 2003 compared to 2002 while overall containerboard pricing was broadly similar.

        Net sales from our European operations of €1,007 million in 2003 increased by approximately 14% over 2002 principally as a result of the inclusion of the sales of the former European operations of SSCC. Overall average prices for both containerboard and corrugated were lower than in 2002 with a more pronounced decline in containerboard and in recycled paper in particular.

        Net sales from our Latin American operations fell by 3% to €170 million in 2003 with an underlying increase of approximately 6% being more than offset primarily by the effect of currency movements. The U.S. dollar is the reporting currency for our Latin American operations and, in the third quarter of 2003, the average exchange rate to the euro was approximately US$1.13 compared to US$0.98 in 2002.

Income before interest expense and taxes

        Although net sales were static compared to 2002, gross profit for the third quarter increased by 5% to €332 million. Cost of sales represented 71.8% of net sales compared with 73.2% in 2002. Lower raw material costs, both in terms of waste fibre to the mills and paperboard to the conversion plants, were partly offset by higher energy costs.

        Net operating expenses increased to €263 million in 2003 compared to €235 million in 2002. Excluding the impact of acquisitions, disposals and currency net operating expenses fell by €7 million compared to 2002. Net operating expenses amounted to 22% of net sales compared to 20% in 2002. The increase reflects the change of business mix following the asset swap. The operations acquired comprised a system of reclamation plants, paper mills and corrugated container plants with over one quarter of total sales being internal. In contrast, all the sales of Smurfit MBI were third party. Reflecting the spin off of our investment in SSCC, associates' operating profit fell from €32.2 million in 2002 to €2.9 million in 2003.

        Profit before goodwill amortization, interest, exceptional items and taxation of €83 million was 29% lower than in 2002 reflecting the continued weak trading conditions, particularly in Europe, and the absence of SSCC. Profit from our European operations at €69 million was 4% lower than in 2002, including the acquired SSCC European plants. The profitability of our Latin American operations at €21 million was marginally higher than in 2002. Unallocated centre costs at €7.4 million for the third quarter were approximately 25% lower than in 2002 primarily as a result of cost savings in the current year.

        Exceptional items in the third quarter of 2003 comprised reorganization and restructuring costs of €3.2 million in relation to our European operations and a gain of €5.6 million from the sale of property. In 2002 we reported reorganization and restructuring costs of €1.8 million, mainly in relation to our European operations. We also reported €3.4 million in respect of our share of exceptional costs relating to SSCC.

Interest expense and taxes

        As a result of our increased level of net debt following the acquisition of JSG, Group net interest in the third quarter of 2003 at €74.3 million was significantly higher than in 2002. September 2002 was a transitional month with debt levels increasing as payments were made to former JSG shareholders. Our share of associates' net interest in 2003 was modest since the charge in 2002 related primarily to SSCC.

        Reflecting the combination of a lower level of operating profit, higher goodwill amortization and a higher interest charge, the result before taxation was a loss of approximately €0.7 million compared to a profit of €66.9 million in 2002. The tax charge for the quarter was €12.7 million, €11.9 million of which related to our subsidiaries. The relatively high rate of tax in our subsidiaries results from the presence of items not allowable for tax, such as goodwill amortization and the fact that not all of the Group interest charge is currently tax deductible.

Nine months 2003 compared To nine months 2002

        Despite the backdrop of weak demand and difficult trading conditions, net sales were relatively unchanged from 2002. The asset swap increased European net sales but reduced our North American net sales. The net increase from the asset swap was offset by the impact on our dollar denominated sales of the strengthening of the euro against the dollar in 2003.

        Excluding the impact of the asset swap, overall volumes in our European operations were marginally higher than in 2002. As regards pricing, the pattern in Europe has been very different in 2003 compared to 2002. In 2002, containerboard and, to a lesser extent, corrugated prices strengthened in the third quarter prior to weakening somewhat in the fourth quarter. This weakness continued into 2003. For the half-year to June 2003, average prices in Europe were still slightly higher than in the first half of 2002. By the end of June pricing had dropped below 2002 levels, declining further in the third quarter. Accordingly, for the nine months to September 2003 average prices were lower than in the corresponding period in 2002 with a relatively larger decline in containerboard than in corrugated.

        In Latin America, overall volumes were higher than in 2002 although the situation varied from country to country. Selling prices were generally lower partly as a result of currency devaluation with the erosion in U.S. dollar terms of price increases effected in local currency. Conversely, average prices in Argentina were considerably higher mainly because of the impact of its currency strengthening against the dollar.

        Net sales from our European operations of €2,961 million increased by approximately 18% compared to 2002 principally as a result of the inclusion of the sales of the former operations of SSCC from April and of Munksjö for the first quarter of 2003. Kraftliner volumes were marginally higher than in 2002 while recycled containerboard and corrugated volumes in our continuing operations were broadly in line overall. Average prices were generally lower than in 2003 with a relatively greater decline in containerboard than in corrugated.

        Net sales from our Latin American operations fell by 13% to €507 million in 2003 with the impact of currency as offset by acquisitions accentuating a real decline of approximately 4%. The U.S. dollar, the reporting currency for our Latin American operations, weakened by 20% relative to the euro over the nine months to September 2003. In the first nine months of 2003, the average exchange rate was US$ 1.10 compared to US$ 0.92 in 2002.

Income before interest expense and taxes

        Gross profit of €994 million represents 27.8% of net sales compared to 27.5% in 2002. Excluding the effect of acquisitions, disposals and currency as well as the incremental goodwill arising from the acquisition of JSG, cost of sales decreased in 2003. Lower raw material costs, both in terms of waste fibre to the mills and paperboard to the conversion plants, were partly offset by higher energy costs.

        Net operating expenses increased slightly in 2003. Excluding the effect of acquisitions, disposals and currency, net operating expenses declined reflecting a combination of the benefit of one-off items such as the gain on the K-Club property sale in the first half of 2003 and cost savings. Associates' operating profit fell from €119 million in 2002 to €10 million in 2003. This reflects both the spin off of our investment in SSCC and the acquisition of majority stakes in certain former associates.

        Profit before goodwill amortization, interest, exceptional items and taxation of €293 million for the nine months was 20% lower than in 2002. Excluding associates, profit increased by €36 million, due to the inclusion of Munksjö for an additional quarter and non-recurring operating income. The effects of the asset swap was largely offsetting.

        Profit from our European operations at €241 million was 14% higher than in 2002. The profitability of our Latin American operations at €62 million was 14% lower than in 2002. Unallocated centre costs at €19 million were over 40% lower than in 2002 primarily as a result of cost savings in the current year.

        Exceptional items in 2003 comprised reorganization and restructuring costs of €8.5 million, including termination payments anticipated as part of the acquisition of JSG, as offset by disposal gains of €5.6 million. These gains arose in the third quarter and related mainly to the sale of property. Exceptional items in 2002 comprised a profit of over €20 million on the disposal of our printing and voting systems businesses, offset by reorganization and restructuring costs of over €15 million together with our share of exceptional costs reported by SSCC.

Interest expense and income taxes

        As a result of our increased level of net debt following the acquisition of JSG, Group net interest at €225 million was significantly higher than in 2002. Our share of associates' net interest was almost €2 million in 2003. The 2002 charge related mainly to SSCC.

        Profit before taxation was €31 million in 2003, with a tax charge of €54 million. The relatively high rate of tax results from the presence of items not allowable for tax, such as goodwill amortization and the fact that not all of the Group interest charge is currently tax deductible.

Liquidity And Capital Resources

        Summary cash flows for the three months and nine months to September 2003 and 2002 are set out in the following table.

	JSG Funding 3 months to Sep 30 2003 € Million	JSG Funding/JSG* 3 months to Sep 30 2002 € Million	JSG Funding 9 months to Sep 30 2003 € Million	JSG Funding/JSG* 9 months to Sep 30 2002 € Million
(Loss)/profit before tax—subsidiaries	(3)	54	23	178
Exceptional items	(6)	(1)	(6)	(17)
Depreciation and amortization	75	65	223	193
Non cash interest expense	15	—	44	—
Working capital change	76	45	34	20
Capital expenditure (incl. capital creditors)	(50)	(57)	(140)	(153)
Sale of fixed assets	7	—	8	1
Tax paid	(27)	(29)	(51)	(108)
Dividends from associates	1	1	1	4
Other	(1)	(7)	7	(2)

Free cash flow	87	71	143	116
Investments	(85)	(10)	(179)	(291)
Sale of businesses and investments	17	—	29	26
Share issues	—	7	—	11
Dividends	(2)	(4)	(6)	(63)
Transaction related movements	(24)	(1,714)	(46)	(1,714)

Net cash (outflow)	(7)	(1,650)	(59)	(1,915)
Net cash/(debt) acquired/disposed	—	2	55	(150)
SSCC I/C debt repaid	—	—	(97)	—
Non-cash interest accrued	(10)	—	(30)	—
Currency translation adjustments	16	(19)	98	87

(Increase) in net borrowing—(excluding finance leases)	€(1)	€(1,667)	€(33)	€(1,978)

*
For comparison purposes, the financial results of Jefferson Smurfit Group plc and subsidiary companies (JSG) for the periods prior to its acquisition on September 3, 2002 have been combined with those of JSG Funding plc for periods following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

Third quarter 2003 compared to third quarter 2002

        Free cash flow for the quarter was €87 million compared to €71 million in 2002. The increase arose mainly due to a significant decrease in working capital and a contained level of capital expenditure. Capital expenditure, excluding capital creditors amounted to €48 million, represents 73% of depreciation compared to 94% in 2002. Working capital decreased by €76 million while tax payments at €27 million were slightly lower than in 2002. The third quarter working capital inflow mainly resulted from a lower selling price and product mix which led to receivables inflows as higher value debtors were collected and replaced by those of lower value.

        Investments in 2003 included €27 million in respect of Papelera Navarra, and payment of the deferred consideration of €55 million in respect of Nettingsdorfer. We now hold more than 94% of Papelera Navarra. In 2002, investments of €10 million included a deposit of €6 million in respect of Cosmos in Mexico. The decision was subsequently taken not to proceed with this project and the deposit was refunded in early 2003. Sale of businesses and investments in 2003 comprised mainly the sale of our holding in Leefung-Asco, the proceeds from which were transferred to the newcos.

        The cash flow for the third quarter of 2002 was dominated by the financing and investment cash movements relating to the acquisition of the Group with a net cash outflow of €1,714 million. This figure comprised the €2,274 million payment to JSG shareholders, €172 million in transaction fees and expenses as offset by the equity contribution of €732 million.

        Including transaction related payments of €24 million the overall deficit in 2003 was almost €7 million. The combination of the deficit and the accrued PIK interest was largely offset by a positive currency adjustment of €16 million with net borrowing increasing by €1 million in the quarter. Reflecting the strengthening of the euro, primarily against the U.S. dollar, the value of our non-euro debt decreased giving rise to a currency gain of €16 million on net borrowing. In contrast, the U.S. dollar strengthened relative to the euro in the third quarter of 2002 giving rise to a negative currency adjustment of €19 million. Net borrowings amounted to €3,176 million (including finance leases of €31 million) at September 2003 compared to €3,216 million at September 2002 (including finance leases of €24 million).

Nine months 2003 compared to nine months 2002

        Free cash flow for the nine months was €143 million compared to €116 million in 2002. The increase was primarily due to a substantial working capital inflow, reduced tax payments and contained capital expenditure. Capital expenditure, excluding capital creditors, amounted to €127 million in 2003, representing 66% of depreciation compared to 80% in 2002. Capital expenditure is expected to be 80% of depreciation for the full year of 2003. Working capital decreased by €34 million. Factors contributing to the inflow included a general improvement in supplier payment terms in Europe and an increased focus on cash collection, particularly in Venezuela due to the continuing economic situation there. Lower selling price and product mix have also led to receivables inflows as higher value debtors are collected and replaced by those of lower value. Tax paid in the nine months to September 2003 amounted to €51 million compared to €108 million in 2002.

        Investments amounted to €179 million in 2003 and included payments of €90 million for the equity of SSCC Europe, €55 million deferred consideration for Nettingsdorfer and €27 million for our increased stake in Papelera Navarra. In 2002, investments of €291 million included €274 million in respect of Munksjö. Sale of businesses and investments in 2003 include the disposal of our investment in Leefung-Asco and the refund of our deposit of €6 million in respect of the Cosmos project in Mexico. The €26 million inflow in 2002 related primarily to the sale of our U.S. printing and voting systems businesses.

        Including transaction related payments, the overall result for the nine months to September 2003 was a net cash outflow of €59 million. This compared to a net cash outflow of €1,915 million in 2002, which resulted primarily from the acquisition of JSG. Reflecting the relative strengthening of the euro, primarily against the U.S. dollar in 2003, the value of our non-euro debt decreased giving rise to a currency gain of €98 million. In the nine months of 2002, there was a currency gain of €87 million. Net borrowing increased by €33 million in the first nine months of 2003 with a positive currency adjustment offsetting the net cash outflow and the add-back for non-cash interest. At September 30, 2003, the exchange rate was US$1.17 to the euro compared to US$1.05 at December 31, 2002.

        Group's primary sources of liquidity are cash flow from operations and borrowings under the revolving credit facility. Group's primary uses of cash are for debt service and capital expenditures. We expect to be able to fund our debt service and capital expenditures from these sources.

        Issuer and purchaser incurred substantial indebtedness in connection with the leveraged buyout of JSG in September 2002. As at September 30, 2003, the Group had €3,176 million of net indebtedness (including finance leases) outstanding as compared to net indebtedness (including finance leases) of €1,431 million as of September 2, 2002. Our significant debt service obligations following the buyout could have material consequences to our security holders and lenders.

        At September 30, 2003 issuer had outstanding €350 million 10 1/8% senior notes due 2012 and $750 million 9 5/8% senior notes due 2012. On February 14, 2003 Issuer increased its 9 5/8% senior notes issue due 2012 from $545 to $750 by issuing $205 million at a price of 102%. The proceeds of this issue were used to fund the asset swap transaction with SSCC. In addition at September 30, 2003 issuer had outstanding $168 million and €113 million subordinated notes due 2013 each with a coupon of 15.5%. Purchaser and certain subsidiaries are party to the senior credit facility which provides for three term loans in an aggregate amount of €1.7 billion and a revolving credit facility with up to €425 million in availability. The following table provides the range of interest rates as of September 30, 2003 for each of the drawings under the term loans and the revolving credit facility.

Borrowing arrangement	Currency	Interest Rate
Term Loan A	EUR	4.364%–4.397%
	USD	3.37%
	GBP	5.9039%
Term Loan B	EUR	4.885%–4.89%
	USD	3.86%
Term Loan C	EUR	5.385%–5.39%
	USD	4.36%

        The borrowings under the revolving credit facility are available to fund the Group's working capital requirements, capital expenditures and other general corporate purposes. As of September 30, 2003, no amounts were drawn under the revolving credit facility under which €425 million was available. The Term Loan A must be repaid by installments from December 2003 through September 2009. The Term Loan B must be repaid in September 2010. The Term Loan C must be repaid in September 2011. The revolving credit facility will terminate in September 2009.

        The instruments governing our indebtedness, including the senior credit facility and the indentures governing the senior and subordinated notes, contain financial and other covenants that restrict, among other things, the ability of the issuer and its subsidiaries to:

  —
  incur additional indebtedness and issue preference shares
  —
  pay dividends or make certain other restricted payments
  —
  consummate certain asset sales
  —
  incur liens
  —
  enter into certain transactions with affiliates, or
  —
  merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of the Group.

        These limitations, together with the highly leveraged nature of issuer, could limit corporate and operating activities.

        Issuer believes that cash generated from operations will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months, and that cash generated from operations and amounts available under the revolving credit facility will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that issuer's business will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facility or otherwise to enable it to service its indebtedness, including the senior credit facility, the senior and subordinated notes, to retire or redeem the notes or to make anticipated capital expenditures. Issuer's future operating performance and its ability to service or refinance the notes and to service, extend or refinance the senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Critical Accounting Policies

        Certain accounting issues require management estimates and judgements for the preparation of financial statements. Our most significant policies requiring the use of estimates and judgements are listed below.

Allowance for doubtful accounts

        We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the bad debt reserve for expected losses. We consider such things as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, we estimate reserves for bad debts based on historical experience and past due status of the accounts. Our bad debt write-offs in 2002 and 2001 were €11 million and €10 million, respectively.

Post retirement benefits

        From September 3, 2002 (the date of the JSG acquisition), issuer has adopted FRS 17—"Retirement Benefits." FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The cost of the expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods together with the difference between the increase in the present value of scheme liabilities arising from a closer benefit settlement date and the expected returns on the schemes assets at the start of the period is recognized in the income statement. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the statement of recognized gains and losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the balance sheet as a pension surplus or deficit as appropriate.

        Prior to September 3, 2002, pension costs were recognized in income on a systematic basis so that the cost of providing retirement benefits to employees was evenly matched to the service lives of the employees concerned. Any excess or deficiency of the actuarial value of assets over the actuarial value of liabilities was amortized over the average remaining service lives of the relevant, then current employees. Any surplus or deficit within a scheme was not recognized on the balance sheet. The cost of providing post retirement health care benefits to employees was recognized on an actuarial basis. The effect of the adoption of FRS 17 on reported income from the date of acquisition is not material.

Income tax matters

        At December 31, 2002, we had net operating loss carryforwards of €235 million which are available indefinitely. These loss carryforwards have a tax value of €53 million. Valuation allowances of €36 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized.

        We frequently face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with our various filing positions, we record reserves for probable exposures. Based on our evaluation of our tax positions, we believe we have appropriately accrued for probable exposures. To the extent that we were to prevail in matters for which accruals have been established our effective tax rate in a given financial statement period may be materially impacted.

Prospective Accounting Standards—U.S. GAAP

        In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 on January 1, 2003 did not have a material impact on our financial position and results of operations.

        In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The adoption of SFAS No. 146 on January 1, 2003 did not have a material impact on our financial position and results of operations.

        In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure", was issued. SFAS No. 148 supplements SFAS No. 123, "Accounting for Stock-Based Compensation", and offers alternative methods of transition for a voluntary change to the fair value based method of accounting of stock-based employee compensation recommended in SFAS No. 123. SFAS No. 148 also supplements the disclosure obligations contained in SFAS No. 123 and APB Opinion No. 28 "Interim Financial Reporting". The transition and disclosure obligations contained in SFAS 148 apply to fiscal years after December 15, 2002.

        In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends SFAS 133 by requiring that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively. The provisions of this Statement that relate to Statement 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain other issues, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The impact on our financial position and results of operations is not expected to be material.

        In May 2003, SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", was issued. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The impact on our financial position is not expected to be material.

Research And Development

        We are committed to continuous innovation in our products and processes in order to reduce costs, improve operating efficiencies and increase profitability. Innovation is also an important factor in meeting our customers' needs. To meet this commitment, we have a major research and innovation center in Bordeaux, France. The research and development activities embrace all aspects of our business from the consumption of both recycled and virgin fibers by our mills and the manufacture of paper and paperboard to the conversion of paperboard into paper-based packaging products. In 2002 and 2001, the Group's research and development costs were approximately €4.9 million and €5.2 million, respectively.

Off-Balance Sheet Arrangements

        In general the Group does not use Special Purpose Vehicles or similar financing arrangements. However, in connection with the acquisition of JSG, certain non-operating assets and non-core operating assets were or will be transferred to the newcos (wholly owned subsidiaries of parent) in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which is non-recourse to issuer. The newcos then loaned the proceeds to parent, and parent used them to make a capital contribution to issuer. Issuer in turn made a capital contribution to purchaser. Issuer's debt and shareholders' equity under U.S. GAAP would reflect the consolidation of the newcos with issuer for financial reporting purposes. Neither issuer nor any of its subsidiaries have any repayment obligations relating to the €125 million newcos facility, which is recourse only to the assets of the newcos. As at September 30, 2003 €58 million was outstanding under the Newco credit facility, following debt repayments of €67 million. The Group does not have off balance sheet arrangements with any of its other affiliates.

Impact Of Inflation

        We do not believe that inflation has had a material impact on our financial position or results of operations during the past three years.

Market Risk And Risk Management Policies

        The Group is exposed to the impact of interest rate changes and foreign currency fluctuations due to its investing and funding activities and its operations in different foreign currencies. Interest rate risk exposure is managed by achieving an appropriate balance of fixed and variable rate funding. At September 30, 2003, the proportion of the Group's total borrowing that was at fixed interest rate was 70%.

        The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. Currency exposure is also hedged through the use of currency swaps, options and forward contracts.

        Our fixed rate debt comprises mainly of senior notes totaling €1,012 million equivalent and PIK subordinated notes totaling €259 million equivalent. In the 4th quarter of 2002, we entered into 3 year interest rate swaps with a notional amount totaling €1,000 million bringing the proportion of our total borrowing which is at fixed interest rates at the end of September 2003 to approximately 70%. In June 2003, €400 million of the 3 year swaps were extended for a further 2 years.

        Our earnings are affected by changes in short-term interest rates as a result of our floating rate borrowings. If LIBOR interest rates for these borrowings increase one percent, our interest expense would increase, and income before taxes would decrease, by approximately €10 million. In the event of a change in interest rates, management could take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, our sensitivity analysis assumes no changes in our financial structure.

        We are exposed to the impact of foreign currency fluctuations due to our assets and operations being denominated in a range of foreign currencies, the most important being the US$ arising from our Latin American operations. This exposure is managed using a combination of foreign currency borrowing, currency swaps, options and forward contracts.

Forward-Looking Statements

        This report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

  •
  our substantial leverage and our ability to meet our debt service obligations;

  •
  our ability to generate growth or profitable growth;

  •
  the availability and price of raw materials;

  •
  our ability to integrate our operations and acquisitions successfully;

  •
  our exposure to currency and interest rate fluctuations;

  •
  our ability to implement our business strategy successfully;

  •
  our ability to comply with existing or new environmental regimes in the countries in which we operate;

  •
  our liability for violations, known or unknown, under environmental laws;

  •
  increased competition from other companies in our industry and our ability to retain or increase our market shares;

  •
  our ability to maximize operating and organizational efficiencies; and

  •
  general local and global economic conditions.

Website Access To Reports

        The Registrant's annual report on Form 20-F, current reports on Form 6-K, the April 2003 registration statement on Form F-4 and all amendments to those reports are made available free of charge through the Registrant's website (www.smurfit-group.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC
By:	/s/ IAN J. CURLEY Name: Ian J. Curley Title: Director and Chief Financial Officer

Date: November 24, 2003

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Quarterly Report Quarter Ended September 30, 2003
  Summary Group Profit and Loss Account
  Summary Group Balance Sheet
  Statement of Total Recognized Gains and Losses
  Reconciliation of Movements in Shareholders' Funds
  Segmental Analyses
  Segmental Analyses
SIGNATURES